April 15, 2008

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

> **Re:** **Strasbaugh**
> **Registration Statement on Form S-1**
> **Amended March 25, 2008**
> **File No. 333-144787**

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   We reissue prior comment 5 in part. Your prospectus cover continues to limit the fixed price to sales "in the public market" rather than to all offers and sales.

Because certain action taken by our prior board.., page 13

2.   Please expand your response to prior comment 2 to:

   ◦   clarify how the board had the legal authority to declare an extraordinary dividend after the commencement of the election to dissolve and before the shareholders revoked the election, and
   ◦   tell us how you have informed shareholders that the press release the company sent regarding the second dividend contradicts the intention of

the company, including any difference from the press release regarding the income tax effects of the transaction.

Also, if there is a material risk that the payment of the proceeds from the Mimix sale as a dividend conflicted with your proxy disclosure regarding the dissolution, expand the risk factor to specifically address this issue.

Plan of Distribution, page 86

3. Please expand your response to prior comment 6 to address the following:

- If the warrants are eligible to be sold under rule 144, please tell us how you have ensured that you will be able to offer and sell the common stock to be issued upon exercise of those warrants by any subsequent warrant holder.
- Generally, it is inconsistent with Section 5 of the Securities Act to convert a registered offering into a private offering. If you register the exercise of the warrants and are unable to maintain the effectiveness of that registration statement, please provide us your analysis of how you could issue securities in a private transaction upon exercise of the warrants. Cite all authority on which you rely.

Index to Financial Statements, page F-1

4. Please update the financial statements, as applicable, as required by Rule 8-08 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.